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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.(Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date: November 30, 2004

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

Listed: Standard & Poors OTCBB:RYSMF

GOLDWEDGE PROJECT NYE COUNTY, NEVADA

Decline reaches mineralized zone that has “bonanza grade” gold mineralization includes values greater than 4.8 opt gold over 10 feet and more than 1.8 opt over 30 feet

FOR IMMEDIATE RELEASE

SPARKS, NEVADA, NOVEMBER 29, 2004, ROYAL STANDARD MINERALS INC. (RSM)

To date in 2004 Royal Standard has completed nearly 700 feet of decline and has crosscut the mineralized horizon at the 6742 level. The underground decline has been constructed to production size and standards and will initially be employed to obtain the bulk sample and pursue the test mining program. The test mining program will consist of drifting approximately 300 feet, north and south of the current crosscut which is positioned on the southern portion of the property.

The gold mineralization occurs within a zone that is approximately 70 feet wide and consists of at least five (5) higher grade zones that are enclosed by lower grade gold values and has been established through drilling over a vertical extent of more than 300 feet. The 300 feet strike section under evaluation is part of a structural zone that has been drill tested for more than 1,100 feet in length and is open along strike and to depth.

The decline has now crosscut the first (eastern most) mineralized structure. Channel sampling of wall/rib samples has returned the assays:

25 feet of 0.204 opt

15 feet of 0.329 opt

5 feet of 0.824 opt gold (two separate samples returned 0.625 opt and 1.65 opt gold)

Concurrent with the bulk sampling of the mineralized zone the plan is to extend the decline to the next proposed development level or approximately 45-50’ below the current crosscut and construct the second crosscut into the structural zone. This process will be repeated every 300 feet as the decline development follows the structural zone along strike and to depth. This effort would represent the initiation of a development program that will assist in the completion of a detailed reserve analysis and onsite production scale metallurgical testing of this material as well as prepare the property for development.

Drill hole assays obtained within the 300 feet section to be bulk sampled are presented below. Drilling by RSM in 2004 is indicated by the 04 prefix and has been previously reported. The objective of this drilling was to help position the first crosscut, bulk sample testing and to attempt to identify the presence of shallow old mine workings. Other drill data obtained previously completes the drilling/assay data base, all of which is part of the NI-43-101 property report for this project. These drill results are presented sequentially and confirm the continuity of grade and thickness of multiple higher grade drill sections within this portion of the structural zone.

DH#	Drill depth(ft)	interval(s)(ft)	Au (opt)

72	150-155	5	0.809
	270-275	5	0.379
	275-280	5	0.540
	380-385	5	4.854
	385-390	5	4.796
	390-395	5	0.928
	380-400	20	2.702
	390-395	5	0.928

90-92	145-150	5	0.289
	150-155	5	0.483
	145-160	15	0.321
	225-230	5	0.368
	230-235	5	0.410
	225-240	15	0.316

91-4	110-125	15	0.337
	110-115	5	0.978
	190-195	5	0.320

64	275-285	10	0.414
	300-330	30	1.890
	300-305	5	0.759
	305-310	5	4.541
	310-315	5	5.118
	315-320	5	0.324
	320-325	5	0.390
	505-510	5	0.261

04-05	ASSAYS PENDING

04-06	ASSAYS PENDING
90-95	140-170	30	0.569
	140-145	5	1.675
	145-150	5	1.174
	270-275	5	0.620
	320-330	10	0.594
	325-330	5	1.176

Drill hole highlights located immediately north of decline/crosscut

Decline/Crosscut	25	0.204
	15	0.329
	5	0.824 (two separate samples returned 0.652 and 1.65 opt respectively)

Drill hole highlights located immediately south of the decline crosscut

04-02	115-120	5	0.540
	165-170	5	0.205
	175-185	10	0.240
	180-185	5	0.318
	285-295	10	0.310
	360-370	10	0.210
	215-220	5	0.314

66	360-385	25	1.297
	360-365	5	3.697
	365-370	5	0.918
	370-375	5	0.486
	375-380	5	0.302
	380-385	5	1.082
	405-410	5	0.410

74	100-105	5	0.328
	100-110	10	0.214
	115-120	5	0.759

RSM will commence the bulk sample and test mining during the first quarter, 2005. In order to proceed with the bulk sample and ready the Company for production it has commenced preparation of the surface facilities. These facilities include the construction of a water containment silt pond, ore pad, waste rock dump and prepared the plant site. RSM has also purchased and delivered to the site a complete used full production, 150 tons per hour, gravity plant. The Company is currently working on preparations to assemble and enclose the facility. The gravity plant will process the bulk sample and plans include employing this plant as the core facility that will be necessary for full production.

RSM is an exploration and pre-development company with advanced gold projects in Nevada. In other areas on the Company’s Pinon-Railroad (South Carlin Trend) project, a 17,000 acre property located in Elko County contains four near surface (open pit) heap leach gold-silver deposits that are in the permit stage with planned completion in 2005, for a proposed 5,000 tons per day facility. The deposits have been intensively drill tested with more than 600 drill holes. The exploration potential is considered to be very good. Plans for 2005 also include advancing the high potential Fondaway Canyon gold-tungsten property, please refer to the Company’s website: www.Royal-Standard.com.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen(Qualified Person, NI-43-101) @ (804) 580-8107 or FAX @ (804) 580-4132

Visit our website at Royal-Standard.com